SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                           First Avenue Networks, Inc.
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                                (Name of Issuer)

                         Common Stock, par value $0.001
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                         (Title of Class of Securities)

                                    31865X106
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                                 (CUSIP Number)

                                 R. Ted Weschler
                       Peninsula Investment Partners, L.P.
                    (f/k/a Peninsula Capital Partners, L.P.)
                             404 B East Main Street
                            Charlottesville, VA 22902

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 14, 2006
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  31865X106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Investment Partners, L.P.
     (f/k/a Peninsula Capital Partners, L.P.)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,710,550

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,710,550

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,710,550

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  31865X106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Capital Advisors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,710,550

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,710,550

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,710,550

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.  38165X106
           ---------------------

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Item 1.  Security and Issuer.

     The name of the issuer is First Avenue Networks, Inc., a Delaware corporation (the "Company") with its principal office located at 7925 Jones Branch Drive, Suite 3300, McLean, VA 22102. This Schedule 13D amendment relates to the common stock, par value $0.001 (the "Common Stock") of the Company.

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Item 2.  Identity and Background.

     This amendment to Schedule 13D is being filed by Peninsula Investment Partners, L.P. (f/k/a Peninsula Capital Partners, L.P.) ("Partners"), which does business under the name "Peninsula Partners, LP," and its investment manager, Peninsula Capital Advisors, LLC ("Advisors") (together with Partners, the "Reporting Persons"), with respect to the Common Stock of the Company. Mr. R. Ted Weschler is the sole managing member of Advisors and is responsible for making investment decisions with respect to Advisors and Partners. Each of Mr. Weschler and Advisors may be deemed to be a beneficial owner of the reported shares but disclaims beneficial ownership in the shares owned by Partners except to the extent of any pecuniary interest therein.

     The business address of each of the Reporting Persons is 404B East Main Street, Charlottesville, VA 22902.

     The principal business of Partners is to invest in securities. Partners is a Delaware limited partnership.

     The principal business of Advisors is to serve as investment advisor to Partners. Advisors is a Delaware limited liability company.

     Neither Partners, Advisors, nor any of their officers or directors has, during the last five years: (i) been convicted in any criminal proceeding; or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     First Avenue Networks, Inc. (f/k/a Advanced Radio Telecom Corp.) (the "Company") filed a voluntary petition with the United States Bankruptcy Court (the "Bankruptcy Court") for protection under Chapter 11 of the United States Code on April 20, 2001. On October 31, 2001, the Bankruptcy Court approved the Company's Plan of Reorganization (the "Plan"). On December 20, 2001, the Plan was effective and the Company emerged from proceedings under Chapter 11 of the Bankruptcy Code. Under the Plan, the Company issued 20 million shares of new common stock. Each holder of an unsecured claim, including Partners, received its pro rata share of 19 million shares of the new common stock. An additional 1 million shares of the new common stock were issued to holders of the existing preferred stock of the Company. An additional 4 million Class A Warrants were also issued.

     Partners acquired 4,836,603 shares of Common Stock and warrants to purchase an additional 1,693,189 shares of Common Stock. Partners had originally purchased bonds offered by the Company under its previous name, Advanced Radio Telecom Corp. Partners subsequently purchased an additional 385,758 shares of Common Stock in open market transactions and sold 205,000 shares of Common Stock in open market transactions. No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

    On December 14, 2004, the Company announced that it had completed a private placement pursuant to which it issued 12,870,000 shares of Common Stock. The Reporting Persons did not purchase any Common Stock in the private placement. In addition, on January 14, 2005, the Company completed a transaction with Teligent, Inc. in which the Company acquired substantially all of the assets and fixed broadband wireless operations of Teligent, Inc. In consideration for these assets, the Company issued 25,194,647 shares of Common Stock to Teligent, Inc. (as well as warrants to purchase an additional 2,519,464 shares of Common Stock). The Reporting Persons did not receive any shares of Common Stock in connection with this transaction. As a result of both transactions, the Reporting Persons' percentage beneficial ownership of the Common Stock (but not the number of shares of Common Stock owned by the Reporting Persons) has declined.

     On May 11, 2006, Partners exercised its warrants acquired in connection with the Plan and acquired an additional 1,693,189 shares of Common Stock.

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Item 4. Purpose of Transaction.

     Partners acquired the shares of Common Stock as an investment and in the ordinary course of business. Notwithstanding the foregoing, R. Ted Weschler, Managing Member of Advisors, is a member of the Board of Directors of the Company and as such has regular discussions with the management of the Company.

     In an effort to protect their investment, as well as to maximize shareholder value, the Reporting Persons may acquire additional shares, dispose of all or some of these shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     The Reporting Persons may also engage in and may plan for their engagement in:

               (1) the acquisition of additional shares of the Company, or the disposition of shares of the Company;

               (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

               (3) a sale or transfer of a material amount of assets of the Company;

               (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (5) any material change in the present capitalization or dividend policy of the Company;

               (6) any other material change in the Company's business or corporate structure;

               (7) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

               (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

               (10) any action similar to those enumerated above.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

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Item 5.  Interest in Securities of the Issuer.

     On December 14, 2004, the Company announced that it had completed a private placement pursuant to which it issued 12,870,000 shares of Common Stock. In addition, on January 14, 2005, the Company completed a transaction with Teligent, Inc. in which the Company acquired substantially all of the assets and fixed broadband wireless operations of Teligent, Inc. In consideration for these assets, the Company issued 25,194,647 shares of Common Stock to Teligent, Inc. (as well as warrants to purchase an additional 2,519,464 shares of Common Stock). As a result of both transactions, the Reporting Persons' percentage beneficial ownership of the Common Stock (but not the number of shares of Common Stock owned by the Reporting Persons) has declined.

     As of the date hereof, each of the Reporting Persons is deemed to be the beneficial owner of 6,710,550 shares of Common Stock of the Company. As of May 11, 2006, there were 63,577,710 shares of Common Stock of the Company outstanding, which includes the 1,693,189 shares of Common Stock issued to Partners pursuant to the exercise of warrants held by Partners acquired in connection with the Plan . Therefore, each of the Reporting Persons is deemed to beneficially own 10.6% of the outstanding Shares. Each of the Reporting Persons has the shared power to vote, direct the vote, dispose of or direct the disposition of all 6,710,550 of the shares.

     The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On May 14, 2006, in connection with an agreement and plan of merger (the "Merger Agreement") between the Company and Fiber Tower Corporation, a Delaware corporation ("Fiber Tower"), Partners entered into a Lock-Up Agreement (the "Lock-Up Agreement") with the Company under which certain restrictions were placed on the ability of Partners to transfer or dispose of the Common Stock after completion of the transaction. The Lock-Up Agreement is attached to this amendment to Schedule 13D as Exhibit C.

     Concurrently with the Agreement, Partners also entered into a Holders Support Agreement, dated May 14, 2006 (the "Support Agreement"), under which Partners agreed to vote its shares of Common Stock in favor of Merger Agreement. The Support Agreement is attached to this amendment to Schedule 13D as Exhibit D.

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Item 7.  Material to be Filed as Exhibits.

      Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Transactions in the Shares of the Issuer
      Exhibit C: Lock-Up Agreement dated May 14, 2006
      Exhibit D: First Avenue Holder's Support Agreement, dated May 14, 2006

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PENINSULA INVESTMENT PARTNERS, L.P.

                                        By:  Peninsula Capital
                                        Appreciation, LLC
                                        General Partner

                                        By: /s/ R. Ted Weschler
                                           ---------------------
                                            R. Ted Weschler

                                        PENINSULA CAPITAL ADVISORS, LLC

                                        By: /s/ R. Ted Weschler
                                           ---------------------
                                            R. Ted Weschler, Managing Member

DATE: May 22, 2006

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                     Exhibit A

                             JOINT FILING AGREEMENT

     The undersigned agree that this Amendment No. 3 to the Schedule 13D dated May 22, 2006 relating to the Common Stock of the Company shall be filed on behalf of each of the undersigned.

                                        PENINSULA PARTNERS, L.P.

                                        By:  Peninsula Capital
                                        Appreciation, LLC
                                        General Partner

                                        By: /s/ R. Ted Weschler
                                           ---------------------
                                           R. Ted Weschler

                                        PENINSULA CAPITAL ADVISORS LLC

                                        By: /s/ R. Ted Weschler
                                           ---------------------
                                        R. Ted Weschler, Managing Member

                                                                     Exhibit B

    On May 11, 2006, Partners exercised 1,693,053 of its warrants acquired under the Plan and was issued 1,693,053 shares of Common Stock. The exercise price was $0.01.

     On May 11, 2006, Partners also exercised 136 of its warrants acquired under the Plan and was issued 136 shares of Common Stock. The exercise price was $0.01.

                                                                     Exhibit C

                                LOCK-UP AGREEMENT

                                  May 14, 2006

First Avenue Networks, Inc.
7925 Jones Branch Drive, Suite 3300
McLean, Virginia 22102

FiberTower Corporation
185 Berry Street, Suite 4800
San Francisco, CA 94107

Ladies and Gentlemen:

     Reference is made to that certain Agreement and Plan of Merger, dated as of May 14, 2006 (the "Merger Agreement"), by and among First Avenue Networks, Inc., a Delaware corporation ("First Avenue"), Marlin Acquisition Corporation, a Delaware corporation and a direct and wholly-owned subsidiary of First Avenue ("Merger Sub"), and FiberTower Corporation, a Delaware corporation ("FiberTower"), which provides for, among other things, (i) the merger of Merger Sub with and into FiberTower, with FiberTower continuing as the surviving corporation (the "Merger") and (ii) the conversion of all issued and outstanding shares of capital stock of FiberTower into the right to receive shares of common stock, par value $0.001 per share, of First Avenue (the "First Avenue Common Shares") and cash payment in lieu of fractional shares. Terms not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

     The undersigned understands that the execution of this lock-up agreement (this "Lock-Up Agreement") is a condition to the closing of the transactions contemplated by the Merger Agreement (the "Closing"). The undersigned further understands that as a condition to the willingness of First Avenue and FiberTower to enter into the Merger Agreement, First Avenue and FiberTower have requested that the undersigned agree to be bound and the undersigned hereby agrees to be bound, effective as of the Effective Time, by the terms as follows:

          1. Without prior written consent and waiver, the undersigned will not, during the period commencing on the date of the Closing (the "Closing Date") and ending on the earlier of (i) the first anniversary of the Closing Date and (ii) the closing of a debt or equity financing with proceeds to First Avenue of at least $100,000,000 and the expiration of the duration of any lock-up requested by the underwriters, placement agents or investors in such financing (the "Lock-Up Period"), for each three month period beginning on the Closing and on each of the three, six and nine month anniversaries of the Closing (each, a "Quarterly Period") (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, an aggregate number of First Avenue Common Shares or any securities convertible into or exercisable or exchangeable for First Avenue Common Shares held by the undersigned as a result of the Merger that exceed [___] times [to be determined based upon the respective fully diluted share holdings in First Avenue as of the Closing Date of the holders listed on
     Schedule 4.25 of the First Avenue Disclosure Letter dated as of the date of the Merger Agreement, so that each such holder is allocated its pro rata portion of 3 times the average weekly trading volume] the average weekly trading volume of First Avenue Common Shares for the four calendar weeks preceding the commencement of a Quarterly Period (the "Sale Volume Restriction"), or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of First Avenue Common Shares held by the undersigned as a result of the Merger that exceed the Sale Volume Restriction, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of First Avenue Common Shares or such other securities, in cash or otherwise.

          2. The undersigned may transfer his/her/its First Avenue Common Shares during the Lock-Up Period (i) as a bona fide gift or gifts, (ii) to an immediate family member of the undersigned or to any trust for the direct or indirect benefit of the undersigned or an immediate family member of the undersigned, or (iii) to an Affiliate of the undersigned; provided, in each case, that any such transferee agrees to be bound in writing by the terms of this Lock-Up Agreement prior to such transfer. For purposes of this Lock-up Agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

          3. Notwithstanding Paragraphs 1 and 2, without prior written consent and waiver, the undersigned may not transfer any First Avenue Common Shares during the Lock-Up Period on any day when the trading price of First Avenue Common Shares is less than $6.00 per share (as adjusted for any stock split, subdivision, reverse stock split, stock dividend or stock distribution, recapitalization, or reclassification of First Avenue Common Shares).

          4. Notwithstanding Paragraphs 1 and 2, the Sale Volume Restriction shall not apply:

               (i) to private sales of First Avenue Common Shares not effected through The Nasdaq National Market, any stock exchange or other securities market by the undersigned; provided, that, the private purchaser agrees to be bound in writing by the terms of this Lock-Up Agreement prior to such private sale, with such restriction to the volume of sales by such private purchaser being equal to the Sale Volume Restriction multiplied by the percentage of the total First Avenue Common Shares held by the undersigned immediately prior to such sale that are sold by the undersigned to the private purchaser in the private sale, and the restriction to the volume of sales by the undersigned shall be reduced by such amount;

               (ii) at any time during a trading day when the trading price of the First Avenue Common Shares exceeds $12.00 per share (as adjusted for any stock split, subdivision, reverse stock split, stock dividend or stock distribution, recapitalization, or reclassification of First Avenue Common Shares); provided, however, that in the event the trading price per First Avenue Common Share subsequently decreases below $12.00 (as so adjusted) per share, all shares sold above $12.00 per share (as so adjusted) in that Quarterly Period shall be included in calculating the number of additional First Avenue Common Shares, if any, that may be sold pursuant to Paragraph 1 in such Quarterly Period; and

               (iii) to 18.5% of the First Avenue Common Shares (calculated pursuant to Section 5 below) held by the undersigned as of the Closing Date sold in transactions made during the last 90 days prior to the first anniversary of the Closing Date.

          5. For purposes of this Lock-Up Agreement, First Avenue Common Shares held by the undersigned as a result of the Merger shall consist of
     (i) all First Avenue Common Shares held by the undersigned and (ii) all shares of First Avenue Common Shares issuable upon conversion, exercise or exchange of any securities convertible into or exercisable or exchangeable for First Avenue Common Shares held by or issued to the undersigned immediately prior to the Effective Time with respect to which the undersigned has dispositive control.

          6. The undersigned agrees and consents to the entry of stop-transfer instructions with First Avenue's transfer agent and registrar against the transfer of the undersigned's First Avenue Common Shares except in compliance with the foregoing restrictions.

          7. First Avenue and FiberTower hereby agree that no consent or waiver shall be granted with respect to the transfer of any securities that are subject to any lock-up in connection with the Merger unless the undersigned is: (i) provided with reasonable notice of such consent or waiver, and (ii) entitled to transfer a corresponding percentage of First Avenue Common Shares held by the undersigned as a result of the Merger (or any securities issuable upon conversion, exercise or exchange of such securities) granted to the recipient of such waiver or consent.

          8. Any notice or other communication required or permitted to be delivered under this Lock-Up Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile confirmation) to the address or facsimile number set forth beneath the name of such party below (or to such other address or facsimile number as such party shall have specified in a written notice given to the other party):

          If to First Avenue:

                  First Avenue Networks, Inc.
                  7925 Jones Branch Drive, Suite 3300
                  McLean, Virginia 22102
                  Facsimile:  (917) 591-4212
                  Attn:  Thomas A. Scott

          If to FiberTower:

                  FiberTower Corporation
                  185 Berry Street, Suite 4800
                  San Francisco, California 94107
                  Facsimile:  (415) 659-0007
                  Attn:  Scott Brady

          If to the undersigned:

                  At the address or facsimile number set forth below the undersigned's signature on the signature page hereof.

          9. The parties hereto acknowledge that First Avenue and FiberTower will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the undersigned set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to First Avenue or FiberTower upon any such violation of this Lock-Up Agreement, First Avenue and FiberTower shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to First Avenue and FiberTower at law or in equity, and the undersigned hereby waives any and all defenses that could exist in his/her/its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

          10. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Lock-Up Agreement or any transaction contemplated hereunder for a violation of this Lock-Up Agreement, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

          11. This Lock-Up Agreement constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof. In the event of any conflict between this Lock-Up Agreement and the Merger Agreement, the terms of this Lock-Up Agreement shall control.

          12. This Lock-Up Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without regard to conflicts of law principles.

          13. The provisions of this Lock-Up Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto.

          14. This Lock-Up Agreement shall not be modified or amended, or any right waived or any obligations excused except by a written agreement signed by all parties.

          15. If one or more provisions of this Lock-Up Agreement are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Lock-Up Agreement and the remainder of this Lock-Up Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

                  16. This Lock-Up Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one instrument. Delivery of an executed counterpart of this Lock-Up Agreement by facsimile shall be effective to the fullest extent permitted by applicable law.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the undersigned executes this Lock-Up Agreement as of the date first above written.

                                   Very truly yours,

                                   PENINSULA CAPITAL PARTNERS

                                   By:      Peninsula Capital Advisors LLC, its
                                            general partner

                                   By:      /s/ Ted Weschler
                                   Name:    Ted Weschler
                                   Title:   Managing Member
                                   Address: 404B East Main Street, Second Floor
                                            Charlottesville, VA 22902

                                   Facsimile: _____________________________

ACKNOWLEDGED AND AGREED TO BY:

FIRST AVENUE NETWORKS, INC.

By:  /s/ Thomas A. Scott
     Name:  Thomas A. Scott
     Title:  Chief Financial Officer

FIBERTOWER CORPORATION

By:  /s/ Scott Brady
     Name:  Scott Brady
     Title:  Chief Executive Officer

                                                                     Exhibit D

                     FIRST AVENUE HOLDER'S SUPPORT AGREEMENT

     This FIRST AVENUE HOLDER'S SUPPORT AGREEMENT (this "Agreement"), dated as of May 14, 2006, is by and between FiberTower Corporation, a Delaware corporation ("FiberTower"), and the undersigned holder (the "Holder") of shares or options to acquire shares of common stock of First Avenue Networks, Inc., a Delaware corporation ("First Avenue"). Capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement referenced below.

                                    RECITALS

          A. Concurrently with the execution of this Agreement, First Avenue, FiberTower and Marlin Acquisition Corporation, a Delaware corporation and a direct and wholly-owned subsidiary of First Avenue ("Merger Sub"), have entered into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time in accordance with the terms thereof, the "Merger Agreement"), pursuant to which Merger Sub will merge (the "Merger") with and into FiberTower, with FiberTower surviving the Merger, on the terms and subject to the conditions set forth in the Merger Agreement;

          B. As of the date hereof, Holder "beneficially owns" (as such term is defined in Rule 13d-3 under the Exchange Act) and Holder is entitled to dispose of (or to direct the disposition of) and/or to vote (or to direct the voting of) the number of shares of common stock, par value $.001 per share, of First Avenue (the "Common Stock") as set forth beneath the Holder's name on the signature page hereto, as such shares may be adjusted by stock dividend, stock split, recapitalization, combination, merger, consolidation, reorganization or other change in the capital structure of First Avenue affecting the Common Stock (such shares of Common Stock, together with any additional shares of Common Stock the voting power over which is acquired by Holder, including, without limitation, upon the exercise or conversion of additional options, warrants and other rights to acquire shares of Common Stock, during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, are collectively referred to herein as Holder's "Subject Shares");

          C. As a condition to the willingness of FiberTower to enter into the Merger Agreement, and as an inducement and in consideration therefor, FiberTower has required that Holder agree, and Holder has agreed, to enter into this Agreement.

     NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

          1.   Voting Agreement And Irrevocable Proxy.

          (a) Written Consent; Agreement to Vote the Subject Shares. Contemporaneously with the execution and delivery hereof, Holder has executed the written consent attached hereto voting in favor of (i) the issuance of shares of First Avenue Common Shares pursuant to the Merger, (ii) the amendment to the certificate of incorporation of First Avenue in the form attached as Exhibit A to the written consent attached hereto, and the amendment to the First Avenue Networks, Inc. Stock Option Plan in the form attached as Exhibit B to the written consent attached hereto, as contemplated by the Merger Agreement, and the other transactions contemplated by the Merger Agreement. In addition, Holder, solely in Holder's capacity as a stockholder of First Avenue, hereby agrees that during the period commencing on the date hereof and continuing until the termination of this Agreement (such period, the "Voting Period"), at any meeting (or any adjournment or postponement thereof) of the holders of any class or classes of the capital stock of First Avenue, however called, or in connection with any written consent of the holders of any class or classes of the capital stock of First Avenue, Holder shall vote (or cause to be voted) Holder's Subject Shares over which Holder then has voting power (or the power to direct the voting) (i) in favor of (A) the issuance of shares of Common Stock as provided in the Merger Agreement, (B) the amendment to the certificate of incorporation of First Avenue in the form attached as Exhibit A to the written consent attached hereto, and (C) the amendment to the First Avenue Networks, Inc. Stock Option Plan in the form attached as Exhibit B to the written consent attached hereto, as contemplated by the Merger Agreement, and each of the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof) at every meeting of the stockholders of First Avenue (or in connection with any written consent) at which such matters are considered and at every adjournment thereof, (ii) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of First Avenue or any of its Subsidiaries under the Merger Agreement or of Holder under this Agreement, and (iii) except as otherwise agreed to in writing in advance by FiberTower, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving First Avenue or any of its Subsidiaries and any First Avenue Acquisition Proposal; (B) any sale, lease or transfer of a significant part of the assets (other than sales of current assets in the ordinary course of business) of First Avenue or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of First Avenue or any of its subsidiaries (each of the actions in clauses (A) or (B), a "Business Combination"); (C) any change in the persons who constitute the board of directors of First Avenue that is not approved in advance by at least a majority of the persons who were directors of First Avenue as of the date of this Agreement (or their successors who were so approved); (D) any change in the present capitalization of First Avenue or any amendment of First Avenue's certificate of incorporation or bylaws not otherwise permitted under the Merger Agreement; (E) any other material change in First Avenue's corporate structure or business; or (F) any other action or proposal involving First Avenue or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone, or adversely affect the transactions contemplated by the Merger Agreement. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Holder agrees not to enter into any agreement, letter of intent, agreement in principle or understanding with any person that violates or conflicts with or could reasonably be expected to violate or conflict with the provisions and agreements contained in this Agreement or the Merger Agreement. For the avoidance of doubt, this Agreement is intended to constitute a voting agreement entered into under Section 218(a) of the Delaware General Corporation Law for the duration of the Voting Period.

          (b) Grant of Irrevocable Proxy. Holder hereby appoints FiberTower and any designee of FiberTower, and each of them individually, such Holder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect to Holder's Subject Shares in accordance with Section 1(a). This proxy is given to secure the performance of the duties of Holder under this Agreement. Holder shall promptly cause a copy of this Agreement to be deposited with First Avenue at its principal place of business. Holder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

          (c) Nature of Irrevocable Proxy. The proxy and power of attorney granted pursuant to Section 1(b) by Holder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke all prior proxies granted by Holder. The power of attorney granted herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Holder. For the avoidance of doubt, the proxy and power of attorney is granted pursuant to Section 212(b) of the Delaware General Corporation Law, is coupled with an interest and is granted to First Avenue a party to this voting agreement which is created under Section 218(a) of the Delaware General Corporation Law and is intended to be valid during the Voting Period, which the parties understand and agree may be more than eleven months from the date hereof.

          2.   Covenants.

          (a) Except for pledges in existence as of the date hereof, Holder agrees that, except as contemplated by the terms of this Agreement, Holder shall not (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other agreement with respect to, or consent to, the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any of Holder's Subject Shares, other than Subject Shares held in managed accounts over which Holder does not have dispositive power; (ii) grant any proxies or powers of attorney in respect of the Subject Shares, deposit any of Holder's Subject Shares into a voting trust or enter into a voting agreement with respect to any of Holder's Subject Shares, other than Subject Shares held in managed accounts over which Holder no longer has voting power; or (iii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Holder's ability to perform Holder's obligations under this Agreement. Notwithstanding the foregoing, nothing herein shall prevent Holder from assigning or transferring any Subject Shares beneficially owned by Holder to any investment partnership, trust, estate, family partnership, foundation (whether family, private or public) or other charitable organization (a "Permitted Transferee") if such Permitted Transferee agrees in writing to hold any Subject Shares subject to all of the provisions of this Agreement as Holder hereunder. If required under the Merger Agreement, Holder further agrees to timely execute and deliver a Lock-Up Agreement as contemplated by the Merger Agreement.

          (b) Holder shall use reasonable efforts to promptly cause the following legend to be conspicuously noted on each certificate representing the Subject Shares:

          "The shares represented by this certificate are subject to a Support Agreement dated as of May 14, 2006. The Support Agreement restricts the transferability of the shares represented by this certificate."

          (c) As of the date of this Agreement, Holder hereby consents to and adopts and approves the actions taken by the First Avenue Board of Directors in approving and declaring advisable (i) the Merger Agreement and the Merger, (ii) the issuance of shares of First Avenue Common Shares pursuant to the Merger Agreement, (iii) the amendment to the certificate of incorporation of First Avenue in the form attached as Exhibit A to the written consent attached hereto, and (iv) the amendment to the First Avenue Networks, Inc. Stock Option Plan in the form attached as Exhibit B to the written consent attached hereto, as contemplated by the Merger Agreement, and the other transactions contemplated by the Merger Agreement.

          3. Representations and Warranties of Holders. Holder hereby represents and warrants to FiberTower as follows:

          (a) Due Authority. Holder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. If Holder is an entity, Holder is duly organized and validly existing under the laws of the jurisdiction of its organization, and Holder has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Holder have, if Holder is an entity, been duly authorized by all necessary action on the part of Holder, and, assuming its due authorization, execution and delivery by FiberTower, constitutes a valid and binding obligation of Holder, enforceable against Holder in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by equitable principles.

          (b) Ownership of Shares. Holder legally or beneficially owns (within the definition of Rule 13d-3 under the Exchange Act) the number of shares of Common Stock set forth beneath Holder's name on the signature page hereto and has voting rights (or the power to direct the voting) with respect to the number of additional shares of Common Stock (if any) set forth beneath Holder's name on the signature page hereto held by Holder in a managed account. The number of shares of Common Stock set forth beneath Holder's name on the signature page hereto are all of the shares of Common Stock legally or beneficially owned by Holder. Holder has sole voting power and sole power of disposition, in each case with respect to all of the shares of Common Stock set forth beneath Holder's name on the signature page hereto, with no limitations, qualifications or restrictions on such rights, subject only to applicable securities laws and the terms of this Agreement and as otherwise noted on the signature page hereto. Also set forth on the signature page hereto is the number of shares of Common Stock issuable upon the exercise of stock options held by Holder.

          (c) No Conflicts. (i) No filing with any governmental authority, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by Holder and the consummation by Holder of the transactions contemplated hereby (it being understood that nothing herein shall prevent Holder's compliance with Section 13(d) of the Exchange Act) and (ii) none of the execution and delivery of this Agreement by Holder, the consummation by Holder of the transactions contemplated hereby or compliance by Holder with any of the provisions hereof shall (A) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Holder is a party or by which Holder or any of Holder's Subject Shares or assets may be bound, or (B) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation which could reasonably be expected to adversely affect Holder's ability to perform Holder's obligations under this Agreement.

          (d) Reliance by FiberTower. Holder understands and acknowledges that FiberTower is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Holder.

          4. Representations and Warranties of FiberTower. FiberTower hereby represents and warrants to Holder as follows:

          (a) Due Organization, etc. FiberTower is a corporation duly organized and validly existing under the laws of the jurisdiction of its incorporation. FiberTower has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by FiberTower has been duly authorized by all necessary action on the part of FiberTower and, assuming the due authorization, execution and delivery by Holder, constitutes a valid and binding obligation of FiberTower, enforceable against FiberTower in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

          (b) Conflicts. (i) No filing with any governmental authority, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by FiberTower and the consummation by FiberTower of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by FiberTower, the consummation by FiberTower of the transactions contemplated hereby shall (A) conflict with or result in any breach of the organizational documents of FiberTower, (B) result in a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which FiberTower is a party or by which FiberTower or any of its assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation which could reasonably be expected to adversely affect FiberTower's ability to perform its obligations under this Agreement.

          (c) Reliance by Holder. FiberTower understands and acknowledges that Holder is entering into this Agreement in reliance upon the execution and delivery of the Merger Agreement by FiberTower.

          5.   Miscellaneous.

          (a) Holder Capacity. If Holder is or becomes during the term hereof a director or officer of First Avenue, Holder does not make any agreement or understanding herein in Holder's capacity as such director or officer. Holder executes this Agreement solely in Holder's capacity as the record holder or beneficial owner of Holder's Subject Shares and nothing herein shall limit or affect any actions previously or hereafter taken by Holder in Holder's capacity as an officer or director of First Avenue. Without limiting the foregoing, nothing in this Agreement shall limit or affect the ability of a director or officer of First Avenue to take any action as may be advisable or necessary in the discharge of his or her fiduciary duties as such director or officer, and without regard to whether he or she is, without limitation, (i) a trustee or co-trustee of one or more Holders, (ii) an officer, consultant or other representative of a trustee or co-trustee of one or more Holders, or (iii) a beneficiary of one or more Holders.

          (b) Publication. Holder hereby permits First Avenue and FiberTower to publish and disclose in the application for the Permit and in the Information Statement (including all documents and schedules filed with the California Corporations Commissioner and the Securities and Exchange Commission) Holder's identity and ownership of shares of Common Stock and the nature of Holder's commitments, arrangements, and understandings pursuant to this Agreement.

          (c) Further Actions. Each of the parties hereto agrees that it will use its reasonable best efforts to do all things necessary to effectuate this Agreement.

          (d) Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto.

          (e) Binding Effect; Benefit; Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their Permitted Transferees, heirs, estates and successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, except by will or by the laws of descent and distribution, without the prior written consent of each of the other parties, except that FiberTower may assign and transfer its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of FiberTower. Nothing in this Agreement, expressed or implied, is intended to confer on any person, other than the parties hereto, any rights or remedies.

          (f) Amendments, Waivers, etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by all of the relevant parties hereto.

          (g) Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

          (h) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

          (i) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

          (j) Governing Law; Waiver of Jury Trial. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

          (k) Headings. The descriptive headings of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

          (l) Counterparts; Facsimiles. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. A signature transmitted by facsimile shall be treated for all purposes by the parties hereto as an original, shall be binding upon the party transmitting such signature without limitation.

          (m) No Ownership Interest. Nothing contained in this Agreement shall be otherwise be deemed to vest in FiberTower any direct or indirect ownership interest in or with respect to any Subject Shares. Except as otherwise provided in this Agreement or the Merger Agreement, all other rights, ownership and economic benefits of and relating to the Subject Shares shall remain with and belong to Holder, and FiberTower shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of First Avenue or exercise any power or authority to direct Holder in the voting of any of the Subject Shares.

          (n) Termination. This Agreement shall terminate, and neither FiberTower nor Holder shall have any rights or obligations hereunder, and this Agreement shall become null and void and have no effect upon the earliest to occur of (i) the mutual consent of FiberTower and Holder, (ii) the Effective Time or (iii) the termination of the Merger Agreement pursuant to Article 7 thereof; provided, further, that termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party's breach of any of the terms of this Agreement. Notwithstanding the foregoing, the provisions of Sections 2(c), 5(d), 5(e), 5(h) and 5(j) shall survive the termination of this Agreement for any reason.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, this Agreement is executed as of the date first stated above.

                                        FIBERTOWER CORPORATION, a Delaware
                                        corporation

                                        By:  /s/ Scott Brady
                                        Name:  Scott Brady
                                        Title:  Chief Executive Officer

                                        AFFILIATE:

                                        PENINSULA CAPITAL PARTNERS

                                        By:  Peninsula Capital Advisors LLC, its
                                             general partner

                                        By:      /s/ Ted Weschler
                                        Name:    Ted Weschler
                                        Title:   Managing Member

                                        Number of Shares of Common Stock over
                                        which Holder has voting and dispositive
                                        control:

                                           6,710,550

                                        Number of Shares of Common
                                        Stock over which Holder has
                                        only voting control:

                                        ----------------------------------------

                                        Number of Shares of Common
                                        Stock issuable upon
                                        exercise of Stock Options
                                        held:

                                        ----------------------------------------

SK 03038 0001 671402